UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2009

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

DISCLOSURE OF RELIANCE ON RULE 10A-3 EXEMPTION

     Salvador Said Somavía was appointed to the Audit Committee of Embotelladora Andina S.A. (the “Company”), by the Regular Meeting of the Board of Directors of the Company held on April 22, 2008, replacing José Antonio Garcés Silva (Junior), as duly informed by the Form 6K filed with the Securities and Exchange Commission on April 23, 2008.

     The Company discloses that, with respect to the current membership of Mr. Said and the previous membership of Mr. Garcés Silva on the Company’s Audit Committee, it has relied on the exemption from the independence requirements provided by Rule 10A-3(b)(1)(iv)(D) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 10A-3(b)(1)(iv)(D), a director who is either an affiliate or a representative of an affiliate of the listed company may serve as a member of the audit committee to the extent the director is not a voting member or chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the listed company.

     Mr. Said meets, as did Mr. Garcés Silva for the duration of his membership, the requirements of Rule 10A-3(b)(1)(iv)(D) because he (i) is a representative of the controlling shareholder of the Company, Inversiones Freire S.A.; (ii) has only observer status on the audit committee of the Company; and (iii) is not an executive officer of the Company.

     The Company’s reliance on the exemption provided by Rule 10A-3(b)(1)(iv)(D) of the Exchange Act would not materially adversely affect the ability of the audit committee of the Company to act independently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, February 11, 2009

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